21001223

UNITEDSTATES
IESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 25 2021

Washington DC
416

...UAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68397

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Standard Chartered Securities (North America) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Nielsen (201) 706-5643
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

135 W 50th Street (Address) New York (City) NY (State) 10020 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Nielsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Standard Chartered Securities (North America) LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Director of Financial Operations

Title

Notary Public 2/19/2021

Anthony G. Marroney

Anthony G. Marroney
Notary Public - State Of New York
Commission No. 02MA6383444
Qualified In New York County
My Commission Expires November 13, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Standard Chartered Securities (North America) LLC

Statement of Financial Condition
Form X-17a-5, Part III
Year Ended December 31, 2020

Filed as public information pursuant to Rule 17a-5(d) under the Securities and Exchange Act of 1934

Page(s)

mazars

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Member of Standard Chartered Securities (North America) LLC and the Board of Directors of Standard Chartered Holdings

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Standard Chartered Securities (North America) LLC, (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2018.

New York, NY
February 22, 2021

Standard Chartered Securities (North America) LLC
Statement of Financial Condition
As of December 31, 2020

Assets		
Cash	$	23,571,465
Accounts receivable		743,200
Due from related parties		6,133,300
Other assets		165,936
Total assets	$	30,613,901
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	143,535
Due to related parties		4,699,998
Total liabilities		4,843,533
Member's equity		25,770,368
Total liabilities and member's equity	$	30,613,901

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Standard Chartered Securities (North America) LLC (the "Company"), a wholly-owned subsidiary of Standard Chartered Holdings (the "Parent"), is a Delaware corporation and a registered broker with the U.S. Securities and Exchange Commission ("SEC") that is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company, originally owned by Standard Chartered Bank of the United Kingdom ("Standard Chartered Bank"), was formed upon receiving substantially all the assets, liabilities and operations of SCB Securities Limited, a UK company, and simultaneously acquiring and merging its operations into a United States ("U.S.") based broker-dealer. On April 30, 2017, Standard Chartered Bank contributed to the Parent all of its shares of the Company. As part of the transaction, the Company converted from a corporation to a limited liability company ("an LLC") on May 17, 2017.

The Company focuses primarily on sales of Asia, Africa and the Middle East debt products to U.S. investors.

2. Summary of Significant Accounting Policies

Basis of Accounting
The Company is a registered broker-dealer in the United States of America and the accompanying financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Accounts Receivable
The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful. The receivables at December 31, 2020 are considered collectible and therefore no allowance for doubtful accounts was considered necessary.

Credit Losses on Financial Instruments
The Company recognizes and measures credit losses in accordance with FASB ASC 326, *Financial Instruments – Credit Losses* ("ASC 326"). In June 2016, the FASB issued Accounting Standard Update ("ASU") No. 2016-13, "*Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments*." This ASU amends several aspects of the measurement of credit losses on certain financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses ("CECL") model. Under CECL, the allowance for credit losses on financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of such assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, are recognized in earnings.

The Company adopted this ASU on January 1, 2020 under a prospective approach. Adoption of the ASU did not have a material impact on the Company's financial statements.

2. Summary of Significant Accounting Policies (continued)

Revenue and Expense Recognition from Securities Transactions

The FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard replaced most existing revenue recognition guidance in U.S. GAAP and permits the use of either a full retrospective or retrospective with cumulative effect transition method. The Company elected to use the modified retrospective approach, which did not have a material impact on the Company's financial position, results of operations, equity or cash flows. Securities transactions and the related revenues and expenses are recorded on a trade-date basis as securities transactions occur. The Company believes that the performance obligation is satisfied on the trade date as that is when the underlying financial instrument or purchaser is identified, the pricing agreed upon and the risks and rewards of ownership have been transferred to the customer.

Advisory Fee

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Underwriting Fee

From time to time, the Company is included as a direct subscriber in syndications which are executed at Standard Chartered Bank. The Company recognizes revenue at consummation of a deal and believes that is when the performance obligation is satisfied. As of December 31, 2020, the Company had receivables relating to these deals of approximately $743,000 compared to approximately $948,000 as of December 31, 2019, which were unrelated to current receivables.

Cash

As of December 31, 2020, the Company maintained a cash balance of approximately $23,163,000 with a financial institution which exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits. In addition, the Company maintained a cash balance of approximately $408,000 with an affiliated bank which is not FDIC insured. The Company has not experienced any losses and does not believe it is subject to any significant credit risk on these balances.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes
The Company is a single member limited liability company and treated as a disregarded entity for U.S. Federal, state and local income tax purposes. The Company's financial results are included in the Parent's tax filings, and any related payables or receivables will be reflected in related party transactions.

The Company provided all income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date.

3. Related Party Transactions

For the year ended December 31, 2020, commission receivables due from related parties are approximately $6,133,000. The receivables due from related parties was approximately $4,214,000 as of December 31, 2019.

The Company's December 31, 2020 due to related parties balance of approximately $4,700,000 is related to tax sharing arrangements with related parties.

4. Regulatory Net Capital Requirement

As a registered broker-dealer and a member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current Indebtedness. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2020, the Company's net capital under the Rule was $18,727,932, which exceeded the minimum requirements of $250,000 by $18,477,932. The net capital rule may effectively restrict distributions to the Parent.

5. Income Taxes

For the year ended December 31, 2020, the Company has determined that there were no material uncertain tax positions. At December 31, 2020, the Company's income tax returns for the years ended 2017, 2018 and 2019 are subject to examination by tax authorities.

The Company adopted the general accounting principle regarding uncertain tax positions. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company.

Income taxes payable (receivable)	
Balance at January 1, 2020	$ -
Provision for current taxes	4,697,283
Adjust prior year tax positions	2,714
Prior year tax overpayment to related parties	(2,714)
Current year tax payments to related parties	(4,697,283)
Income taxes payable (receivable) at December 31, 2020	$ -

6. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

7. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available for issuance. No subsequent events were noted through the report date.